December 1, 2022


ATTN: Division of Corporation Finance Office of Trade & Services
c/o Nicholas Lamparski
c/o Mara Ransom

Re: Decentralized Crypto Financial Inc.
       Amendment No. 4 to Offering Statement on Form 1-A
       Filed March 22, 2022
       File No. 024-11353


We have reviewed your fourth official comment letter with respect to our amended offering statement. Please note that we have submitted a fourth Form 1-A as well as our amended offering circular and necessary exhibits via the EDGAR database. It is our hope that our changes and explanations fully satisfy and incorporate your comments and concerns. Below you will find your suggested amendments from your most recent comment letter, with our responses keyed to those comments. In many of our responses, we are directing you to specific locations in our amended offering circular where you will be able to find our changes or amendments. We have also provided you, when applicable, the amended language now contained in the offering circular. We appreciate your helpful and insightful review. We request your favorable consideration of our adjustments.

Cover Page
1. We note your amended disclosure in response to comment 1, however, your total offering amount continues to be unclear and exceeds the limits contained in Rule 251(a)(2) for the following reasons:
?	Your cover page refers to an offering of "up to" 70,000,000
shares, however, your disclosure elsewhere seems to suggest
you are offering 75,000,000 shares. Please revise.
?	Revise to clarify whether your CEO is offering the
3,000,000 shares he currently holds, as your disclosure on
the cover page states that he will not sell shares "(other
than those included in the registration)," which suggests
that he may be offering shares for resale. Revise to
clarify and ensure that the total amount you are offering
does not exceed $75,000,000, consistent with Rule
251(a)(2).
?	The transaction fees charged to investors by Braintree must
be included in your calculation of the aggregate offering price under Rule 251(a)(2), which will cause you to exceed the $75,000,000 threshold. Please revise. Please make corresponding changes to the legal opinion, subscription agreement, and Item 4 of Part I of your Form 1-A as applicable.

DeCryptoFi Response: Combined response for Cover Page comment #1, bullets 1 and 3: We have corrected the cover page to reflect an offering of ?Up to 74,250,000 shares of Common Stock?. Per your third bulleted comment, we recognize that the transaction fees charged by Braintree will cause the offering to exceed the $75,000,000 ceiling established by Rule 251(a)(2) for Regulation A Tier II if we offer 75,000,000 shares. Reducing our offering to 74,250,000 shares will allow the including of Braintree transaction fees (calculated as not-to-exceed $750,000) while remaining under the $75,000,000 Tier 2 threshold. We have reflected this change throughout the offering. Regarding Cover Page comment #1, bullet 2: we have clarified the offering text in the paragraph to reflect that the CEO does not intend to resell shares until the conclusion of the offering period, .

Cover Page
2. We note your disclosure that "[t]he offering will commence within six weeks after this offering circular has been qualified by the Commission." Please amend this disclosure to state that the offering will commence within two days of the offering statement being qualified, as you do in your response letter.

DeCryptoFi Response: We have corrected the disclosure to reflect commencing the offering within two days, as requested.


Risk Factors Risks Related to Regulations, page 16
3. We note your amended disclosure in response to comment 5, and we reissue the comment in part. Please revise your risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim and may limit an investors' ability to bring a claim in a judicial forum that they find favorable.

DeCryptoFi Response: We have amended our disclosure to include the risk as requested: ?Our exclusive forum provision may result in increased costs for investors to bring a claim and may limit an investors' ability to bring a claim in a judicial forum that they find favorable.?


DeCryptoFi Platform, page 19
4. We note your response to comment 2, and reissue the comment in part. Please revise your disclosure to state that your platform is not yet operational, as you have in your response letter, and in doing so clarify whether the platform that you refer to as part of your business is operational.

DeCryptoFi Response: We have amended our disclosure to revise the opening sentence which now reads as follows: ?DeCryptoFi?s platform, that will become operational upon SEC approval of our security, will not ?bring together? anyone by sorting or organizing orders in the Company?s securities in a consolidated way nor will it be receiving orders for processing and execution of transactions in the Company?s shares.?


Compensation of Directors and Executive Officers, page 32
5. Please update your executive compensation disclosure to include your last completed fiscal year. Refer to Item 11 of
Part II of Form 1-A.

DeCryptoFi Response: We have amended our disclosure to update the executive compensation disclosure to include the last completed fiscal year. The disclosure now read as follows:
?The following table summarizes the compensation of the highest paid person, the CEO, during the year ended December 31, 2021.?


Exhibit 1.7 - Consent of Independent Auditors
6. We note that the consent of Chesapeake Financial Corp. makes reference to their audit report dated December 5, 2020 with respect to the financial statements as of August 31, 2020. Please have your auditor revise their consent to reference the correct dates for the audit report and the financial statements included in your offering statement.

DeCryptoFi Response: Chesapeake Financial Corp. has revised their consent to reference the correct dates for the audit report and the financial statements included in your offering statement.


General
7. Please revise to provide financial statements for the fiscal year ended December 31, 2020 in addition to those already included in the offering statement. Refer to Part F/S (c)(1)(i) of Form 1-A and Rule 8-02 of Regulation S-X. In addition, have your auditors revise their audit report to update the financial statements covered by the report.

DeCryptoFi Response: We have amended our disclosure to update the financial statements to include data from fiscal year ended
December 31, 2020 in addition to those already included in the offering statement.